UNSDG ACQUISITION CORP.

1980 Festival Plaza Drive

Summerlin South #300

Las Vegas, Nevada 89135

VIA EDGAR

January 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Todd Schiffman

Re:	Registration Statement on Form S-1
File No. 333-257040

Ladies and Gentlemen:

UNSDG Acquisition Corp. (the “Registrant”) filed the above-referenced registration statement on Form S-1 (the “Registration Statement”) on June 11, 2021. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Joan S. Guilfoyle at (202) 524-8467.

Sincerely,

/s/ Jeffrey Premer

By:	Jeffrey Premer
Title:	Chief Executive Officer